Contact

www.linkedin.com/in/allan-english-am-a1b4039 (LinkedIn)

Top Skills

Business Strategy
Business Acquisition
Growth Capital

Honors-Awards

Philanthropy Leader 2014
2017 TRUE LEADERS
Order of Australia AM

Allan English AM

Board Member at World Tree
Greater Brisbane Area

Summary

My lifes journey has been closely aligned to supporting entrepreneurs. As founder of Silver Chef I created an equipment funding solution that enabled young entrepreneurs to get business essential equipment needed to start their business in the cafe or restaurant in the hospitality industry. The model was a rent try buy solution that meant they could rent the equipment until their business was proven and delivering profitability before spending their hard earned capital. If they chose to purchase at the end of their first 12 months we gave 75% of the rent paid back off the purchase price.

Getting equipment funding has always been pretty tough in the hospitality industry so our solution was very popular. We have been most fortunate that our clients repaid our faith in them by recommending their friends and colleagues and the business has continued to thrive. In 2005 Silver Chef listed on the ASX and today has some 25,000 clients with offices in NZ and Canada. The business has attracted some wonderful talented people to join us and we are proud to be in the BRW top 50 great places to work in Australia.

In 2010, we set up a family foundation to focus on supporting Social Entrepreneurs who create their enterprise to for the benefit of the community and address some of our more challenging issues in our society. In 2017 I was included in the Financial Review list of 21 True Leaders who are making Australia better.
In 2020 I was honoured to receive an Order of Australia AM for Philanthropy and services to the community

Experience

World Tree
Board Member
December 2020 - Present (1 year 6 months)
Vancouver, British Columbia, Canada

A dynamic social enterprise dedicated to reversing climate change
and creating prosperity for investors and farmers. To learn more go to
www.worldtree.eco

English Family Foundation
Director
February 2010 - Present (12 years 4 months)

The foundation is focussed on supporting the social enterprise network across Australia and poverty alleviation in south east Asia.

SilverChef
33 years

Non Executive Chairman
August 1986 - December 2019 (33 years 5 months)
Brisbane, Australia

Non Executive Chairman
July 2010 - February 2014 (3 years 8 months)

Founder / Managing Director
1986 - 2010 (24 years)

Philanthropy Australia
Board Member
December 2015 - May 2019 (3 years 6 months)

School of Social Entrepreneurs
Non Executive Director
2012 - October 2014 (2 years)

The School for Social Entrepreneurs (SSE) Australia runs practical learning programs
for entrepreneurial individuals who have an idea or start–up venture with a social or environmental benefit.

Our vision is to see a world powered by passionate people, creating real and tangible change throughout society and in their communities.

We define social entrepreneurs as everyday people with ideas or businesses that deliver a social, environmental or community benefit. They are motivated by an unmet need in their community or society more broadly and develop innovative solutions to meet that need.

Unlike a traditional school, SSE is non-academic and based on a ‘learning by doing’ approach. Students gain practical business and life skills that they can apply directly to their ventures.

Our students range in age from 20 to 65 and have diverse backgrounds and ventures. This diversity enables a rich cross–fertilisation of ideas, the creation of collaborative projects, and high levels of peer–learning.

Karuna Hospice Limited
Director
2010 - October 2014 (4 years)
28 Cartwright St Windsor Qld

Karuna is a Brisbane-based charity that has been established since 1992. The organisation strives to bring comfort, support, care and peace of mind to those who are dying, as well as their carers and families. We provide free nursing, counselling, spiritual care, grief and loss support and equipment loans to over 500 people a year.

It is an honour to support Karuna.

Opportunity International Australia
Donor
2001 - 2010 (9 years)

Education

IMC
MBA, Business · (1992 - 1995)

Aquinas College Perth
· (1967 - 1972)